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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

MakeMusic! Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

56086P 20 2

(CUSIP Number)

Phillippe Brosse
Directeur General (CEO)
Société Générale Asset Management Alternative Investments
170, Place Henri Regnault, 92043 LaDefense
Paris, France
01 5637 80 00

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 19, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 56086P 20 2			Page 2 of 6

1.	Name of Reporting Person: Société Géneralé Asset Management Alternative Investments		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: France

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 774,088 (includes 312,500 shares underlying exercisable warrants)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 774,088 (includes 312,500 shares underlying exercisable warrants)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 774, 088 (includes 312,500 shares underlying exercisable warrants)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 20.6%

14.	Type of Reporting Person (See Instructions): OO

2

Item 1. Security and Issuer
     This Schedule 13D (this “Schedule”) relates to the shares of Common Stock, par value $.01 per share, of MakeMusic! Inc., a Minnesota corporation (“MakeMusic!”). The address of the principal executive offices of MakeMusic! is 7615 Golden Triangle Drive, Suite M, Eden Prairie, Minnesota 55344-3848.
Item 2. Identity and Background
     This Schedule is being filed by Société Générale Asset Management Alternative Investments, a French limited liability company (“SGAMAI”), with its principal executive offices located at 170, Place Henri Regnault, 92043 LaDefense, Paris, France. The principal business activity of SGAMAI is to invest and manage investments through investment funds. SGAMAI and the investment funds are subject to Autorite des Marches Financiers.
     The (i) name, (ii) business address, (iii) present principal occupation or employment and (v) citizenship of each director and executive officer of SGAMAI are set forth on Annex A hereto and incorporated herein by reference.
     During the last five years, neither SGAMAI, nor, to SGAMAI’s knowledge, any of the individuals referred to in Annex A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     On October 19, 2000, 149,088 shares of MakeMusic! common stock were acquired in connection with a merger of Net4Music S.A. with and into MakeMusic! by exchanging shares and warrants to purchase shares of Net4Music S.A. for shares of MakeMusic!, with each share of Net4Music S.A. entitled to 0.78 share of MakeMusic!
     On February 28, 2003, 312,500 shares of MakeMusic! common stock, along with warrants to purchase 312,500 shares of MakeMusic! common stock, were acquired at $3.20 per share by the Funds (described below) with funds received from investors in the respective Funds.
Item 4. Purpose of Transaction
     SGAMAI manages and represents the following funds, all of which own stock of MakeMusic!: FCPI SGAM Innovation 1 (“Inno1”), FCPI SOGE Innovation (“Inno”), FCPI SOGE Innovation 2 (“Inno2”), FCPI SOGE Innovation 5 (“Inno5”), FCPI SOGE Innovation 6 (“Inno6”) and FCPI SOGE Innovation 7 (“Inno7”) (collectively, the “Funds”). SGAMAI has the power to vote and dispose of the shares owned by the Funds.
     On October 19, 2000, MakeMusic! merged with Net4Music S.A., a French company, pursuant to which the holders of Net4Music S.A. securities received 0.78 share of MakeMusic! for each share of Net4Music S.A. exchanged (the “Merger”). In connection

Page 3 of 6 Pages

with the Merger, an aggregate of 149,088 shares of MakeMusic! were acquired, with Inno receiving 60,204 shares, Inno1 receiving 57,748 shares and Inno2 receiving 31,136 shares.
     On February 28, 2003, pursuant to a private placement of securities by MakeMusic! to several investors, an aggregate of 312,500 shares of MakeMusic! common stock were acquired, along with warrants to purchase an aggregate of 312,500 shares of MakeMusic! common stock at $3.20 per share, with Inno5 acquiring 126,042 shares and a warrant to purchase 126,042 shares, Inno6 acquiring 101,042 shares and a warrant to purchase 101,042 shares and Inno7 acquiring 85,416 shares and a warrant to purchase 85,416 shares. The warrants were immediately exercisable and expire on February 28, 2008. The shares and warrants were acquired by the respective Funds with the same terms as other investors.
Item 5. Interest in Securities of the Issuer
     As of July 13, 2005, SGAMAI, through the Funds, holds an aggregate of 774,088 shares (including 312,500 shares which may be acquired pursuant to currently exercisable warrants) of MakeMusic! common stock, which is 20.6% of the outstanding common stock of MakeMusic!. The securities are held by the Funds as follows: Inno – 60,204 shares, Inno1 – 57,748 shares, Inno2 – 31,136 shares, Inno5 – 252,084 shares (includes 126,042 shares which may be purchased upon exercise of a warrant), Inno6 – 202,084 shares (includes 101,042 shares which may be purchased upon exercise of a warrant) and Inno7 – 170,832 shares (includes 85,416 shares which may be purchased upon exercise of a warrant). All of the currently held securities were acquired on October 19, 2000 or February 28, 2003 as described in Items 3 and 4 above. No other securities of MakeMusic! have been acquired.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Other than the warrants issued to the respective Funds, there are no contracts, arrangements, understandings or relationships, legal or otherwise, between MakeMusic! and SGAMAI or the persons named in Annex A or between such persons and any other person with respect to the securities of MakeMusic!, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits
     None.

Page 4 of 6 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 19, 2005

SOCIETE GENERALE ASSET MANAGEMENT ALTERNATIVE INVESTMENTS
By:	/s/ Jean Grimaldi
Its Deputy Head of Private Equity

Page 5 of 6 Pages

ANNEX A
     Set forth below are the executive officers and directors of Société Générale Asset Management Alternative Investments (“SGAMAI”) with their business address and present principal occupation. The persons named below are citizens of France.

Present Principal
Name	Business Address	Position with SGAMAI	Occupation
Phillippe Brosse	170, Place Henri Regnault 92043 LaDefense Paris, France	Directeur General (CEO)	Directeur General (CEO) of Société Générale Asset Management Alternative Investments

Patrick Peignon	170, Place Henri Regnault 92043 LaDefense Paris, France	Directeur Général Délégué (deputy CEO)	Directeur General Délégué (deputy CEO) of Société Générale Asset Management Alternative Investments

Jean Grimaldi	170, Place Henri Regnault 92043 LaDefense Paris, France	Head of Department	Directeur du Private Equity

Corinne Ferriére	170, Place Henri Regnault 92043 LaDefense Paris, France	Deputy Head of Department	Directeur Adjoint du Private Equity

Page 6 of 6 Pages